UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

MOHAWK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

60819010

(CUSIP Number)

Mr. Jeffrey S. Lorberbaum

2001 Antioch Road

Dalton, Georgia 30721

(706) 277-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60819010	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Jeffrey S. Lorberbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,572,906
	8.	SHARED VOTING POWER 299,434
	9.	SOLE DISPOSITIVE POWER 9,572,906
	10.	SHARED DISPOSITIVE POWER 299,434
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,872,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Mark Lorberbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 93,517
	8.	SHARED VOTING POWER 141,646
	9.	SOLE DISPOSITIVE POWER 93,517
	10.	SHARED DISPOSITIVE POWER 141,646
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,163
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Suzanne L. Helen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 919,837
	8.	SHARED VOTING POWER 299,434
	9.	SOLE DISPOSITIVE POWER 919,837
	10.	SHARED DISPOSITIVE POWER 299,434
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,271
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON The Alan S. Lorberbaum Family Foundation 58-6368036
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 157,788
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 157,788
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,788
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Aladdin Partners, L.P. 58-2237243
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,414,619
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,414,619
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,414,619
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON ASL Management Corporation 58-2235816
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,414,619
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,414,619
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,414,619
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Cuddy Holdings LP 46-0509050
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 140,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 140,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Helm Management Corporation 75-3088381
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 141,646
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 141,646
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,646
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 10 of 14 Pages

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D is being jointly filed to bring current the Lorberbaum Family holdings in Mohawk Industries, Inc. (“Mohawk”) to reflect the changes in holdings of Mohawk Common Stock, par value $0.01 per share, (“Common Stock”), since the filing of Amendment No. 9 that individually did not constitute “material” changes in beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 and the related regulations. Amendment No. 10 is being filed by Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, The Alan S. Lorberbaum Family Foundation (“Foundation”), Cuddy Holdings LP and Helm Management Corporation (joint filers, together, referred to as the “Reporting Persons”), pursuant to a Joint Filing Agreement dated March 7, 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998, as amended by Amendment No. 5 filed on January 18, 2002, as amended by Amendment No. 6 filed on March 10, 2003, as amended by Amendment No. 7 filed on December 3, 2003, as amended by Amendment No. 8 filed on April 3, 2007 and as amended by Amendment No. 9 filed on April 15, 2011 (this Amendment No. 10 and the previous filings on Schedule 13D herein referred to as the “Schedule 13D”). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey S. Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey S. Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman, and, as described below, JMS Group Limited Partnership and SJL Management Company, LLC, are no longer considered part of the “group” for reporting on a Schedule 13D.

Amendment No. 10 to the Schedule 13D is being filed to amend information provided in Item 5 primarily related to disposition transactions and certain pro rata distributions in connection with estate planning transactions. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.

Certain shares of Common Stock reported by individuals in this Schedule 13D are held through perpetual asset shield trusts for the benefit of the specific individuals (a “PAS Trust”) and through specific family limited partnerships. The particular individual is the beneficiary of their respective PAS Trust and exercises sole investment control and voting control over the shares held by their PAS Trust and shares held by their respective family limited partnership. As a result, the shares held by the particular PAS Trust and shares held by the particular family limited partnership have been included as shares held by the individual for whose benefit the PAS Trust was established and the particular family limited partnership over which that individual controls.

CUSIP NO. 60819010	Page 11 of 14 Pages

Neither Mark Lorberbaum nor Suzanne L. Helen share investment/voting control over most of the shares held for the benefit of Lorberbaum family members (the only exception for both being 141,646 shares of which 140,000 shares are held in the name of Cuddy Holdings LP and 1,646 shares are held by the general partner of Cuddy Holdings LP, Helm Management Corporation, in which they are two of three family control persons, and for Suzanne L. Helen, she is Chair Person of the Foundation that holds 157,788 shares) and, therefore, by the joint filing of the Schedule 13D does not concede to being considered as part of a “group” controlling Mohawk Common Stock for the benefit of Lorberbaum family members.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented by replacing the information previously filed with the following:

(a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

In the aggregate, the Reporting Persons may be deemed beneficially to own 10,885,694 shares of Common Stock, or 15.8% (based upon 68,996,161 shares of Common Stock outstanding as of July 30, 2012 as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2012. plus exercisable options for 20,100 shares held by Jeffrey S. Lorberbaum). Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a “group” pursuant to Section 13(d)(3) of the Exchange Act.

(c) Item 5(c) is amended and supplemented by the information previously filed under this item with the following:

On December 13, 2011, JMS Group Limited Partnership (“JMS Group LP”) distributed to a PAS Trust for the benefit of Jeffrey S. Lorberbaum on pro rata basis in redemption of the proportionate limited partnership interest an aggregate of 548,202 shares of Common Stock. On February 29, 2012, JMS Group LP distributed 356,185 shares of issuer Common Stock to Suzanne L. Helen and 548,202 shares of issuer Common Stock to the PAS Trust for the benefit of the Suzanne L. Helen, each of which were on a pro rata basis in redemption of the limited partnership interest formerly held by the Suzanne Helen and her PAS Trust. On the same date JMS Group LP distributed 356,185 shares of issuer Common Stock to Jeffrey S. Lorberbaum on a pro rata basis in redemption of Jeffrey S. Lorberbaum’s limited partnership interest therein. Finally, on February 29, 2012, JMS Group LP distributed 1,646 shares to Helm Management Corporation and 20,700 shares to SJL Management Co., LLC (“SJL”), each of which were pro rata in exchange for their limited partnership interests in JMS Group LP. Jeffrey S. Lorberbaum, Mark Lorberbaum and Suzanne L. Helen each own one-third of Helm Management Corporation. As a result of the pro rata distributions to its limited partners, JMS Group LP no longer holds any shares of issuer Common Stock. On March 1, 2012, the general partner of the SJL, distributed 10,350 shares of issuer Common Stock to Suzanne L. Helen on a pro rata basis in redemption of her interest in SJL and distributed an equal number of shares on a pro rata basis to Jeffrey S. Lorberbaum in redemption of his interest in SJL and SJL no longer holds any shares.

CUSIP NO. 60819010	Page 12 of 14 Pages

Mark Lorberbaum has sold shares since the filing of Amendment No. 9 to this Schedule 13D as follows: on May 12, 2011, an aggregate of 50,000 shares of Mohawk Common Stock was sold in the open market at prices ranging from $67.00 to 68.03 per share; during September 2011 an aggregate of 58,500 shares was sold at prices ranging from $42.73 to $49.14 per share; during November 2011 an aggregate of 150,000 shares was sold at prices ranging from $52.50 to $55.29 per share; and during December 2011 an aggregate of 100,000 shares was sold at prices ranging from $55.00 to $56.36 per share. Mark Lorberbaum currently has beneficial ownership (and thus sole voting/disposition power) of 93,517 shares of Common Stock

As stated above, Jeffrey S. Lorberbaum received a pro rata distribution from JMS Group LP of 356,185 shares directly and 548,202 to a PAS Trust for his benefit. Also as stated above, Jeffrey S. Lorberbaum received a pro rata distribution of 10,350 shares from SJL. The PAS Trust for the benefit of Jeffrey S. Lorberbaum transferred for no consideration an aggregate of 161,500 shares to Jeffrey S. Lorberbaum, one transfer on December 22, 2011 and the other on January 31, 2012. Jeffrey S. Lorberbaum transferred 374,605 directly owned shares of Common Stock by gift to Dalton Partners, LP on February 7, 2012 and another transfer by gift to Dalton Partners, LP of 366,535 shares on March 2, 2012. Jeffrey S. Lorberbaum has sole investment control and voting control over all share held in the name of Dalton Partners, LP. After the aforementioned transfers Jeffrey S. Lorberbaum has direct beneficial ownership of 9,572,906 shares including 386,202 shares held by his PAS Trust, 741,140 shares held by Dalton Partners, LP, 194 shares held in the issuer’s 401(k) plan, 20,100 shares underlying stock options in the issuer exercisable within 60 days and the 8,414,619 shares held by Aladdin Partners, L.P. There was a decrease in the holdings of Jeffrey S. Lorberbaum in February, 2012 of an aggregate 4,882 shares as a result of withheld shares from the vesting of restricted stock units to pay tax obligations.

As stated above, Suzanne L. Helen received a pro rata distribution from JMS Group LP of 356,185 shares directly and 548,202 to a PAS Trust for her benefit. Also as stated above, Suzanne L. Helen received a pro rata distribution of 10,350 shares from SJL. The PAS Trust for the benefit of Suzanne L. Helen transferred for no consideration an aggregate of 153,000 shares to Suzanne L. Helen on March 1, 2012. Suzanne L. Helen transferred 524,635 directly owned shares of Common Stock by gift to SLH Partners, LP on May 31, 2012. Suzanne L. Helen has sole investment control and voting control over all share held in the name of SLH Partners, LP. After the aforementioned transfers Suzanne L. Helen holds no shares in her name. but has beneficial ownership (and thus sole voting/disposition power) of 919,837 shares of Common Stock, including 395,202 shares held by her PAS Trust and 524,635 shares held by SLH Partners, LP.

Since the filing of Amendment No. 9 to the Schedule 13D, The Alan S. Lorberbaum Family Foundation has either gifted or sold for donation of the proceeds an aggregate of 10,405 shares for the benefit of unrelated third party charitable beneficiaries.

CUSIP NO. 60819010	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2012

/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM

/s/ DONALD E. MEYER, POA
MARK LORBERBAUM

/s/ SUZANNE L. HELEN
SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION

By	/s/ SUZANNE L. HELEN
SUZANNE L. HELEN, CHAIR PERSON

CUDDY HOLDINGS LP

By	/s/ JEFFREY S. LORBERBAUM
HELM MANAGEMENT CORPORATION
GENERAL PARTNER
JEFFREY S. LORBERBAUM, PRESIDENT OF HELM MANAGEMENT CORPORATION

HELM MANAGEMENT CORPORATION

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010	Page 14 of 14 Pages

ALADDIN PARTNERS, L.P.

By	ASL MANAGEMENT CORPORATION,
GENERAL PARTNER

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM,
CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM,
CHIEF EXECUTIVE OFFICER

* By	/s/ Jeffrey S. Lorberbaum
Jeffrey S. Lorberbaum, Power of Attorney

CUSIP NO. 60819010

SCHEDULE I

Name	Beneficial Ownership(1)		Percent of Outstanding(2)	Sole Voting and Dispos. Power		Shared Voting and Dispos. Power(3)
Jeffrey S. Lorberbaum	9,872,340	(4)	14.3%	9,572,906	(5)	299,434	(6)
Mark Lorberbaum	235,163	(7)	0.3%	93,517	(8)	141,646	(9)
Suzanne L. Helen	1,219,271	(10)	1.8%	919,837		299,434	(6)
The Alan S. Lorberbaum Family Foundation	157,788		.2%	157,788		0
Aladdin Partners, L.P.	8,414,619		12.2%	8,414,619		0
ASL Management Corporation	8,414,619	(11)	12.2%	8,414,619	(11)	0
Cuddy Holdings LP	140,000		.2%	140,000		0
Helm Management Corporation	141,646	(12)	.2%	141,646	(12)	0

(1)	Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in Item 5 of this schedule.
(2)	Based upon 68,996,161 shares of Common Stock outstanding as of July 30, 2012 as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2012, plus, in the percentage computation for Jeffrey S. Lorberbaum only, 20,100 shares subject to outstanding stock options held by Jeffrey S. Lorberbaum.
(3)	Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.
(4)	Includes 8,414,619 shares held by Aladdin Partners, Inc. (the “Aladdin Partners “). Jeffrey S. Lorberbaum, as the majority general partner of Aladdin Partners and as president and sole owner of ASL Management Corporation (“ASL”), the other general partner of Aladdin Partners, has sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP (“Cuddy”). Jeffrey S. Lorberbaum, as president and one-third owner of Helm Management Corporation (“Helm Management”), the beneficial owner of 1,646 shares and the general partner of Cuddy, shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest. Includes 157,788 shares held by the The Alan S. Lorberbaum Family Foundation (the “Foundation”) of which Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 386,702 shares held by the Lorberbaum Family Perpetual Asset Shield Trust for the benefit of Jeffrey S. Lorberbaum (“JSL PAS Trust”) and 741,140 shares held by Dalton Partners, LP (“Dalton Partners”). Jeffrey S. Lorberbaum has sole investment and voting control over the shares held by the JSL PAS Trust and Dalton Partners. Includes 194 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan, 20,100 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 10,151 shares directly held.
(5)	Includes 8,414,619 shares held by Aladdin Partners, which Jeffrey S. Lorberbaum has sole voting and dispositive power with respect to all such shares, 386,702 shares held by the JSL PAS Trust, 741,140 shares held by Dalton Partners, 194 shares held in an employer sponsored 401(k) plan, 20,100 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 10,151 shares directly held.
(6)	Includes 157,788 shares held by the Foundation of which the reporting person is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares, and 140,000 shares held by Cuddy and 1,646 shares held by Helm Management of which reporting person shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he/she does not have a pecuniary interest.
(7)	Includes 89,702 shares held by the Lorberbaum Family Perpetual Asset Shield Trust for the benefit of Mark Lorberbaum (“ML PAS Trust”), over which shares Mark Lorberbaum has sole investments and voting control and 3,815 shares held in the Mohawk 401(k) plan. Includes the 140,000 shares held by Cuddy and 1,646 shares held by Helm Management, of which Mark Lorberbaum shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest. Does not include 8,414,619 shares held by the Aladdin Partners, of which Mark Lorberbaum is a limited partner.
(8)	Includes 3,815 shares held by Mark Lorberbaum in an employer sponsored 401(k) plan and 89,702 shares held by the ML PAS Trust.

CUSIP NO. 60819010

(9)	Includes 140,000 shares held by Cuddy and 1,646 shares held by Helm Management of which Mark Lorberbaum shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest.
(10)	Includes 395,202 shares held by the Lorberbaum Family Perpetual Asset Shield Trust for the benefit of Suzanne L. Helen (“SLH PAS Trust”) and 524,635 shares held by SLH Partners, LP (“SLH Partners”). Suzanne L. Helen has sole investment and voting control over the shares held by the SLH PAS Trust and SLH Partners. Includes 157,788 shares held by the Foundation of which Suzanne Helen is Chairperson and one of the trustees and as a result has shared voting and dispositive power with respect to all such shares. Includes the 140,000 shares held by Cuddy and 1,646 shares that are held by Helm Management, which Suzanne Helen shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which she does not have a pecuniary interest. Does not include 8,414,619 shares held by the Aladdin Partners, of which Suzanne Helen is a limited partner.
(11)	Shares held by the Aladdin Partners. ASL, as a general partner of the Aladdin Partners, shares voting and dispositive power with respect to all such shares.
(12)	Includes 140,000 shares held by Cuddy. Helm Management, as the general partner of Cuddy, shares voting and dispositive power with respect to all such shares. Helm Management holds 1,646 shares in its name.